
FEB 27 2002
340

SECUR  MISSION

02006609

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CBA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 East Main Street, Suite 103
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Grimm — 203-969-1030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

CBA SECURITIES, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Stanley V. Cheslock, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CBA Securities, LLC as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/11/02

Signature Date

PRESIDENT

Title

Kim Harrison

Notary Public

KIM HARRISON
NOTARY PUBLIC
MY COMMISSION EXPIRES 8/31/2005

CBA SECURITIES, LLC
(SEC I.D. No. 8-45761)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


FEB 27 2002
340

INDEPENDENT AUDITORS' REPORT

To the Members of
CBA Securities, LLC

We have audited the accompanying statement of financial condition of CBA Securities, LLC as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CBA Securities, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

CBA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 850,716
SECURITIES HELD FOR TRADING AT MARKET VALUE	1,432,125
RESTRICTED CASH	5,247,516
RECEIVABLE FROM AFFILIATES	545,921
OTHER ASSETS	5,859
FURNITURE AND EQUIPMENT	27,087
	$8,109,224

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at market value	$4,276,701
Accrued expenses	45,588
	4,322,289
MEMBERS' EQUITY	3,786,935
TOTAL LIABILITIES AND MEMBERS' EQUITY	$8,109,224

See notes to statement of financial condition.

CBA SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

CBA Securities, LLC (the "Company") is a Delaware limited liability company operating as a non-clearing entity which introduces its transactions for clearance to another broker-dealer. The members of the Company are Stanley V. Cheslock and Paul M. Bakker.

The Company shall terminate on November 28, 2025 unless dissolved earlier in accordance with provisions of the Limited Liability Company Agreement. The Company has indemnified each member from any loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income is generated from transactions where the Company acts exclusively as an agent to the principals in the transaction. Commission revenue is recorded when earned, on a trade date basis, for securities transactions. Trading income is generated through short sales (see Note 4) and/or long positions, and consists of gains or losses realized on closed positions and unrealized gains or losses resulting from marking open positions to market at year-end. Market values of open positions are determined by management by reference to published data, such as Bloomberg.

Restricted cash consists of amounts required to be deposited with brokers holding the Company's open long and short securities positions, based on a percentage of such positions' market values.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES HELD FOR TRADING AT MARKET VALUE

Securities held for trading at market value consists of four corporate bonds and one equity position. The unrealized loss on these positions was $648,393 at December 31, 2001.

4. SECURITIES SOLD NOT YET PURCHASED

As part of its trading activities, the Company may sell securities that it does not own ("short sale"). To complete a short sale, the Company arranges through a broker to borrow the securities to be delivered to the buyer. In borrowing the securities to be delivered to the buyer, the Company becomes obligated to replace the securities borrowed at their market price at the time of the replacement, whatever that price may be. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited as to dollar amount, will be recognized upon the termination of a short sale if the market price is less than or greater than the proceeds originally received. The Company's liability under the short sale is recorded at fair value. At December 31, 2001, the Company's open short positions consisted of four corporate bonds and five equity positions; the unrealized gain on these positions was $392,877.

The Company is exposed to credit loss in the event of nonperformance by a broker that holds a deposit as collateral for securities sold short. However, the Company does not anticipate nonperformance by any broker.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital of $2,051,416 exceeded the minimum requirement by $1,951,416. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2001.

6. TAXES

As a limited liability company, the Company is not subject to Federal income taxes; such taxes are the responsibility of the Company's members. The Company is subject to certain state and local taxes.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



January 11, 2002

CBA Securities, LLC
695 East Main Street
Stamford, Connecticut 06901

In planning and performing our audit of the financial statements of CBA Securities, LLC for the year ended December 31, 2001 (on which we issued our report dated January 11, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control and such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's members, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other then these specified parties.

Yours truly,

Deloitte & Touche LLP